UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2012
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Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited, dated July 30, 2012, announcing the termination of charters for four Handysize bulk carriers.

Exhibit 1

SFL  -  Termination of charters for four Handysize bulk carriers

Press release from Ship Finance International Limited, July 30, 2012

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or the "Company"), today announced that one of its charterers, Hong Xiang Shipping Holding (Hong Kong) Co Limited ("Hong Xiang"), has redelivered four 34,000 dwt Handysize drybulk carriers before final maturity of the charters.

The agreed charter period was five years from delivery from the shipyard in 2011/2012, and the redelivery follows a period when Hong Xiang has not paid charterhire for the vessels when due. Hong Xiang has sub-chartered the vessels in the market, and we have already collected significant amounts in hire from these subcharters, which have mitigated parts of the financial impact.

We have a full guarantee from Hong Xiang’s parent company Beijing Jianlong Heavy Industry Group Co. Ltd. ("Jianlong Group"), a large Chinese industrial conglomerate, and we will aggressively pursue all available means to recover amounts due to us and claim for damages caused by Hong Xiang’s and Jianlong Group’s unwillingness to perform on their obligations.

The charters to Hong Xiang represented approximately 1.5% of the Company’s aggregate charter backlog, and the Company intends to mitigate its losses by re-chartering the vessels in the short- to medium-term charter market initially.

July 30, 2012

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Harald Gurvin, Chief Financial Officer, Ship Finance Management AS
+47 23114009 / +47 97520363

Magnus T. Valeberg, Senior Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960

Media Contact:

Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 69 vessels, including 25 crude oil tankers (VLCC and Suezmax), two chemical tankers, five oil/bulk/ore vessels, 11 drybulk carriers including two newbuildings, 15 container vessels including four newbuildings, six offshore supply vessels, one jack-up drilling rig, one ultra-deepwater drillship and two ultra-deepwater semi-submersible drilling rigs. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.

More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SHIP FINANCE INTERNATIONAL LIMITED

Date: July 30, 2012
By: /s/ Ole B. Hjertaker_____________
Name:  Ole B. Hjertaker
Title:  Chief Executive Officer, Ship Finance Management AS